UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
—————————
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
—————————
For the month of January 2012

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

PRESS RELEASE

Veolia Environnement takes note of the opening of formal antitrust proceedings by the European Commission

Paris, January 18 2012. Veolia Environnement takes note of the opening today of formal proceedings to determine whether behavior has been coordinated on the French market for water and waste water services in agreement with the Fédération Professionnelle des Entreprises de l’Eau (FP2E) (French Federation of Water Companies).

These formal proceedings are a follow-up to the investigation carried out in April 2010 by the antitrust department of the European Commission.

Veolia Environnement has noted in the European Commission’s press release that the opening of these proceedings in no way prejudges the outcome of the investigation.

Veolia Environnement takes a dispassionate view of these proceedings and will continue to cooperate fully with the Commission to ensure that the investigation is successfully concluded.

*****

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With more than 315,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €34.8 billion in 2010. www.veolia.com

Contact

Stéphane Galfré +33 (0)1 71 7519 27 stephane.galfre@veolia.com	Sandrine Guendoul +33 (0)1 71 72 12 52 sandrine.guendoul@veolia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  January 23, 2012

VEOLIA ENVIRONNEMENT By: /s/ Olivier Orsini
Name: Olivier Orsini Title: Secretary General